FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of April, 2003
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Commission File Number  0-29382
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                          Minefinders Corporation Ltd.
                          -----------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F       Form 40-F  X
                                     -----          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No X
                                     -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

MINEFINDERS
CORPORATION LTD.                             Suite 2288 - 1177 West Hastings St.
                                             Vancouver, B.C. V6E 2K3
                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                Fax (604) 687-6267
Traded on AMEX symbol: MFN                   website: www.minefinders.com
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                             N E W S   R E L E A S E

                                                                  April 23, 2003

Dolores Drilling and Feasibility Study Update

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSE:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report additional significant drill intercepts, and progress towards a final feasibility study, on its 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico.

Recent Drilling
---------------

Drilling continues on the Dolores property, with three core and one RC drills turning, and will continue through the second quarter of 2003. Data from the drill program, that commenced last July, is now being incorporated into a new resource model. This resource model will form the basis of a completely new economic mine plan, expected to be completed this summer as part of a bankable feasibility study.

Several recently completed drill holes were directed to extend the continuity at depth of high-grade ore shoots, for potential exploitation by underground mining methods beneath the current open pit mine plan. Drill hole D03-193, the deepest hole completed on the property to date, cut 34 meters at 476 to 510 meters down hole, averaging 5.0 g/t (0.146 oz/t) gold, including a one meter interval that averaged 119.86 g/t (3.5 oz/t) gold and 227.5 g/t (6.64 oz/t) silver. This intercept is more than 50 meters deeper than previous deep intercepts in this area of the deposit (previously reported deep drill holes D02-146, D02-166, D02-155 and D02-186) and more than 100 meters beneath the pit bottom.

High-grade ore shoots defined in this portion of the Dolores deposit extend for more than 200 meters along strike, can be followed back, up-dip, through the open pit minable portion of the deposit for more than 300 meters, and remain open at depth. Four hundred meters north along the same structure, hole D03-200 intercepted 10 meters, from 403.5 to 413.5 meters down hole, that averaged 25.35 g/t (0.739 oz/t) gold and 317.9 g/t (9.27 oz/t) silver. Deep drilling results continue to confirm the excellent potential to further expand the Dolores gold and silver deposit beneath the open pit mine.

Results from several recently completed deep holes are presented in the table below:


------------- ---------- --------- ------------------- ------------------- ------------------- -------------------
Drill hole    From       To               Width               Gold                Silver         Gold-Eq. Grade*
              meters     meters    meters    feet      g/t       oz/t      g/t      oz/t       g/t       oz/t
------------- ---------- --------- ------------------- ------------------- ------------------- -------------------
------------- ---------- --------- --------- --------- --------- --------- -------- ---------- --------- ---------
D03-193       274.0      278.0     4.0       13.1      1.06      0.031     58.3     1.70       1.94      0.057
              462.0      466.5     4.5       14.8      1.35      0.039     16.5     0.48       1.60      0.047
              476.0      510.0     34.0      111.6     5.0       0.146     17.8     0.52       5.27      0.154
including     480.0      487.0     7.0       23.0      21.13     0.616     43.2     1.26       21.78     0.635
with          486.0      487.0     1.0       3.28      119.86    3.496     227.5    6.64       123.31    3.596

D03-195       188.0      210.0     22.0      72.2      1.63      0.048     37.5     1.09       2.198     0.064
including     196.0      200.0     4.0       13.1      3.90      0.114     101.0    2.95       5.43      0.158

D02-198       108.0      124.0     16.0      52.5      4.84      0.141     37.2     1.09       5.40      0.158
including     114.0      118.0     4.0       13.1      17.67     0.515     51.4     1.50       18.45     0.538
and           262.0      329.0     67.0      219.8     1.80      0.052     22.2     0.65       2.14      0.062
including     262.0      266.0     4.0       13.1      5.72      0.167     22.8     0.66       6.07      0.177
including     310.0      320.0     10.0      32.8      5.88      0.172     39.4     1.15       6.48      0.189
and           331.8      361.0     29.2      95.8      1.28      0.037     21.7     0.63       1.61      0.047
including     345.0      349.0     4.0       13.1      4.43      0.129     19.8     0.58       4.73      0.138
and           393.0      403.0     10.0      32.8      1.66      0.048     46.8     1.36       2.37      0.069

D03-200       331.0      374.5     43.5      142.7     1.69      0.049     141.3    4.12       3.83      0.112
including     350.0      359.0     9.0       29.5      5.66      0.165     171.9    5.01       8.26      0.241
and           403.5      413.5     10.0      32.8      25.35     0.739     317.9    9.27       30.17     0.880
------------- ---------- --------- --------- --------- --------- --------- -------- ---------- --------- ---------

     *Gold-Equivalent Grades are based on a 66:1 ratio representing prices of $ 320/oz gold and $ 4.80/oz silver

Drilling on step out and new targets on the Dolores property will continue into the third quarter of 2003. This drilling will also include condemnation drilling for facility sites, leach pads and waste dumps.

Feasibility Studies
-------------------

Outside engineering consultants have been working on the Dolores feasibility study since January. McClelland Labs and Hazen Research Inc. are conducting final metallurgical studies on over 2200 kilograms of low-grade material and 1350 kilograms of high-grade material shipped from the property. Tests include additional column leaching, bottle rolls, and all necessary hardness, abrasion, and mill work index tests required for final mine design and costing.

Roscoe Postle Associates Inc. will provide input for the final audit of the mineral resource estimate for the Dolores deposit. This work began in March and is well underway, with initial computer runs on the new database expected in the next two weeks. Drill results are still being added to the data base, so additional resource estimates are anticipated before signing-off on the final feasibility resource model.

M3 Engineering & Technology Corp. has been working on the feasibility study since February as the lead engineering firm in all aspects including design, development and capital cost estimates. This work will continue throughout the remainder of the year as we advance the Dolores deposit to a construction decision in 2004. Baseline studies for the environmental impact study (EIS) began several years ago in anticipation of completing the EIS in conjunction with the feasibility study.

All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada. Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing. Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

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All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Minefinders Corporation Ltd.
                                               (Registrant)

Date April 23, 2003                            By:      /S/"Paul C. MacNeill"
     --------------                            ---------------------------------
                                               (Print)  Name:   Paul C. MacNeill
                                               Title:   Director